Exhibit 99.1

ATRenew Inc. Reports Unaudited Fourth Quarter and Full Year 2025 Financial Results and Announces Cash Dividend

SHANGHAI, March 11, 2026 /PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a pioneer in technology-driven recycling and trade-in solutions for consumer products in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Highlights

•
Total net revenues grew by 29.0% to RMB6,254.2 million (US$894.3 million) from RMB4,849.3 million in the same period of 2024.
•
Income from operations was RMB171.6 million (US$24.5 million), compared to income from operations of RMB53.1 million in the same period of 2024. Adjusted income from operations (non-GAAP)1 was RMB181.5 million (US$26.0 million), compared to adjusted income from operations of RMB131.4 million in the same period of 2024.
•
Number of consumer products transacted2 was 11.0 million compared to 9.4 million in the same period of 2024.

Full Year 2025 Highlights

•
Total net revenues grew by 28.9% to RMB21,048.3 million (US$3,009.9 million) from RMB16,328.4 million for the full year of 2024.
•
Income from operations was RMB456.2 million (US$65.2 million), compared to income from operations of RMB29.0 million for the full year of 2024. Adjusted income from operations (non-GAAP)1 was RMB555.0 million (US$79.4 million), compared to adjusted income from operations of RMB409.7 million for the full year of 2024.
•
Number of consumer products transacted2 was 41.7 million compared to 35.3 million for the full year of 2024.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “The fourth quarter results for 2025 exceeded expectations, marking another breakthrough for ATRenew. Total revenues for the quarter surpassed the high end of our guidance, increasing by 29.0% year-on-year to RMB6,254.2 million. By

1. For all measures labeled as “non-GAAP” on this page and following pages, please see “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

leveraging our integrated fulfillment network, combining a robust offline store presence with professional door-to-door services, we provided users with seamless recycling and trade-in experiences during the seasonal replacement wave following the autumn product launches. Our abundant first-hand sourcing, coupled with our compliant, value-added refurbishment capabilities, is accelerating our retail performance, enabling us to provide consumers with value-for-money quality products. Looking ahead, we remain committed to deepening our presence in the circular economy by enhancing transaction efficiency of pre-owned goods and delivering greater value for users.”

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “ATRenew finished 2025 on a high note, delivering a standout fourth quarter. Our profitability continued to improve, with fourth quarter adjusted income from operations rising 38.1% year-over-year to RMB181.5 million. The improvement reflected the economies of scale and enhanced operational efficiencies driven by robust technology and automation capabilities and supply chain optimization. With 2026 underway, our focus is on expanding our addressable market and fulfillment footprint to further unlock the growth potential of our core, pre-owned consumer electronics business. Through innovative platform models tailored to diverse recycling needs, we will continue to advance industry standards while maintaining a disciplined focus on improving operational efficiency.”

Fourth Quarter 2025 Financial Results

REVENUE

Total net revenues increased by 29.0% to RMB6,254.2 million (US$894.3 million) from RMB4,849.3 million in the same period of 2024.

•
Net product revenues increased by 30.7% to RMB5,831.2 million (US$833.9 million) from RMB4,460.6 million in the same period of 2024. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics through the Company’s online channels.
•
Net service revenues increased by 8.8% to RMB423.0 million (US$60.5 million), compared to RMB388.7 million in the same period of 2024. This increase was primarily due to an increase in the service revenue generated from multi-category recycling business and PJT Marketplace.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB6,102.1 million (US$872.6 million), compared to RMB4,826.6 million in the same period of 2024, representing an increase of 26.4%.

•
Merchandise costs were RMB5,032.3 million (US$719.6 million), compared to RMB3,905.1 million in the same period of 2024, representing an increase of 28.9%. The increase was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB483.1 million (US$69.1 million), compared to RMB396.9 million in the same period of 2024, representing an increase of 21.7%. The increase was primarily due to (i) an increase in personnel costs driven by the growth of our business, (ii) an increase in logistics expenses and operating center related expenses as the Company conducted more recycling and transaction activities compared with the same period of 2024, and (iii) an increase in AHS stores related expenses and depreciation and amortization expenses as more AHS stores opened compared with the same period of 2024.
•
Selling and marketing expenses were RMB464.1 million (US$66.4 million), compared to RMB376.4 million in the same period of 2024, representing an increase of 23.3%. The increase was primarily due to an increase in commission expenses in relation to channel service fees. The increase was partially offset by (i) a decrease in amortization of intangible assets resulting from assets and business acquisitions due to the maturity of major remaining intangible assets in the second quarter of 2025, and (ii) a decrease in share-based compensation expenses.
•
General and administrative expenses were RMB60.0 million (US$8.6 million), compared to RMB91.1 million in the same period of 2024, representing a decrease of 34.1%. The decrease was primarily due to (i) a decrease in personnel costs, and (ii) a decrease in share-based compensation expenses.
•
Research and development expenses were RMB62.6 million (US$9.0 million), compared to RMB57.0 million in the same period of 2024, representing an increase of 9.8%. The increase was primarily due to an increase in personnel costs.

INCOME FROM OPERATIONS

Income from operations was RMB171.6 million (US$24.5 million), representing an increase of 223.2% from RMB53.1 million in the same period of 2024.

Adjusted income from operations (non-GAAP) was RMB181.5 million (US$26.0 million), representing an increase of 38.1% from RMB131.4 million in the same period of 2024.

NET INCOME

Net income was RMB130.3 million (US$18.6 million), representing an increase of 68.3% from RMB77.4 million in the same period of 2024.

Adjusted net income (non-GAAP) was RMB140.1 million (US$20.0 million), representing an increase of 14.0% from RMB122.9 million in the same period of 2024.

BASIC AND DILUTED NET INCOME PER ORDINARY SHARE

Basic and diluted net income per ordinary share were RMB0.81 (US$0.12) and RMB0.80 (US$0.12), compared to RMB0.48 and RMB0.48 in the same period of 2024.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB0.87 (US$0.12) and RMB0.86 (US$0.12), compared to RMB0.77 and RMB0.76 in the same period of 2024.

Full Year 2025 Financial Results

REVENUE

Total net revenues increased by 28.9% to RMB21,048.3 million (US$3,009.9 million) from RMB16,328.4 million for the full year of 2024.

•
Net product revenues increased by 30.6% to RMB19,379.9 million (US$2,771.3 million) from RMB14,844.4 million for the full year of 2024. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics through the Company’s online channels.
•
Net service revenues increased by 12.4% to RMB1,668.3 million (US$238.6 million), compared to RMB1,484.0 million for the full year of 2024. This increase was primarily due to an increase in the service revenue generated from multi-category recycling business and Paipai Marketplace.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB20,634.3 million (US$2,950.7 million), compared to RMB16,352.9 million for the full year of 2024, representing an increase of 26.2%.

•
Merchandise costs were RMB16,700.0 million (US$2,388.1 million), compared to RMB13,086.4 million for the full year of 2024, representing an increase of 27.6%. The increase was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB1,761.7 million (US$251.9 million), compared to RMB1,382.3 million for the full year of 2024, representing an increase of 27.4%. The increase was primarily due to (i) an increase in personnel costs driven by the growth of our business, (ii) an increase in logistics expenses and operating center related expenses as the Company conducted more recycling and transaction activities compared with 2024, and (iii) an increase in AHS stores related expenses and depreciation and amortization expenses as the Company expanded its store network in 2025.
•
Selling and marketing expenses were RMB1,653.7 million (US$236.5 million), compared to RMB1,367.0 million for the full year of 2024, representing an increase of 21.0%. The increase was primarily due to (i) an increase in advertising expenses and promotional campaign related expenses, and (ii) an increase in commission expenses in relation to channel service fees. The increase was partially offset by (i) a decrease in amortization of intangible assets resulting from assets and business acquisitions due to the maturity of major remaining intangible assets in the second quarter of 2025, and (ii) a decrease in share-based compensation expenses.
•
General and administrative expenses were RMB275.0 million (US$39.3 million), compared to RMB306.8 million for the full year of 2024, representing a decrease of 10.4%. The decrease was primarily due to a decrease in share-based compensation expenses. The decrease was partially offset by an increase in tax and surcharges.
•
Research and development expenses were RMB243.9 million (US$34.9 million), compared to RMB210.4 million for the full year of 2024, representing an increase of 15.9%. The increase was primarily due to an increase in personnel costs.

INCOME FROM OPERATIONS

Income from operations was RMB456.2 million (US$65.2 million), representing an increase of 1,473.1% from RMB29.0 million for the full year of 2024.

Adjusted income from operations (non-GAAP) was RMB555.0 million (US$79.4 million), representing an increase of 35.5% from RMB409.7 million for the full year of 2024.

NET INCOME(LOSS)

Net income was RMB336.3 million (US$48.1 million), compared to a net loss of RMB8.2 million for the full year of 2024.

Adjusted net income (non-GAAP) was RMB428.2 million (US$61.2 million), representing an increase of 36.3% from RMB314.1 million for the full year of 2024.

BASIC AND DILUTED NET INCOME(LOSS) PER ORDINARY SHARE

Basic and diluted net income per ordinary share were RMB2.08 (US$0.30) and RMB2.07 (US$0.30), compared to basic and diluted net loss per ordinary share of RMB0.05 and RMB0.05 for the full year of 2024.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB2.65 (US$0.38) and RMB2.64 (US$0.38), compared to RMB1.94 and RMB1.91 for the full year of 2024.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers were RMB2,187.4 million (US$312.8 million) as of December 31, 2025, as compared to RMB2,919.6 million as of December 31, 2024.

Business Outlook

For the first quarter of 2026, the Company currently expects its total revenues to be between RMB5,860.0 million and RMB5,960.0 million, representing an increase of 25.9% to 28.1% year-over-year. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Developments

On June 30, 2025, the board of directors of the Company (the “Board”) has authorized a new share repurchase program, under which the Company may repurchase up to US$50 million of its shares (including ADSs) over a 12-month period starting from June 30, 2025. During the fourth quarter of 2025, ATRenew repurchased a total of approximately 1.3 million ADSs for approximately US$5.8 million. In full year 2025, ATRenew repurchased a total of approximately 3.8 million ADSs for approximately US$13.1 million.

On March 10, 2026, the Board has approved a cash dividend for the fiscal year 2025 (the “FY2025 Cash Dividend”) to implement its three-year shareholder return plan adopted in August 2025. The FY2025 Cash Dividend will be paid to holders of ordinary shares and holders of ADSs of record as of the close of business on April 6, 2026, in U.S. dollars, in an amount of US$0.1 per ADS or US$0.15 per ordinary share. The total amount of cash to be distributed for the FY2025 Cash Dividend is expected to be approximately US$23.5 million. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around April 24, 2026.

In March 2026, the Company amended and restated the business cooperation agreement originally entered into with JD.com (NASDAQ: JD; HKEX: 9618 (HKD counter) and 89618 (RMB counter)) on June 1, 2024, relating to the parties’ cooperation in the second-hand business. Pursuant to the amendment, the term of the cooperation will automatically extend for an additional three years following the expiration of the original agreement, with the new expiration date being December 31, 2030. No other substantive amendment to the agreement was made.

Conference Call Information

The Company’s management will hold a conference call on Wednesday, March 11, 2026 at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	6798949

The replay will be accessible through March 18, 2026 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-855-669-9658
Access Code:	8769458

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. is a pioneer in technology-driven recycling and trade-in solutions for consumer products in China. Since inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, reducing the environmental impact of pre-owned consumer products by facilitating recycling, trade-ins and distribution that prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Powered by proprietary technologies and a scalable platform ecosystem, ATRenew enhances transaction efficiency and pricing transparency for consumers and merchants alike while advancing circular economy standards in China. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2025.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income from operations, adjusted net income and adjusted net income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income from operations is income from operations excluding the share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. Adjusted net income is net income (loss) excluding the share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions and tax effects of amortization of intangible assets resulting from assets and business acquisitions. Adjusted net income per ordinary share is adjusted net income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net income (loss) per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income from operations and adjusted net income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in income from operations and net income (loss). The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income from operations and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The share-based compensation expenses, amortization of intangible assets resulting from assets and business acquisitions and tax effects of amortization of intangible assets resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to income from operations, net income, and net income attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

Christensen Advisory

Email: rere@christensencomms.com

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,970,183	1,537,461	219,854
Restricted cash	132,000	500	71
Short-term investments	583,764	267,641	38,272
Amount due from related parties, net	117,161	414,779	59,313
Inventories	535,070	1,074,080	153,591
Funds receivable from third party payment service providers	233,133	381,284	54,523
Prepayments and other receivables, net	598,045	1,065,558	152,374
Total current assets	4,169,356	4,741,303	677,998
Non-current assets:
Long-term investments	556,136	485,401	69,411
Property and equipment, net	156,532	239,378	34,231
Intangible assets, net	56,603	10,653	1,523
Other non-current assets	152,094	489,209	69,956
Total non-current assets	921,365	1,224,641	175,121
TOTAL ASSETS	5,090,721	5,965,944	853,119
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	225,000	322,855	46,168
Accounts payable	171,356	335,622	47,993
Contract liabilities	98,834	231,771	33,143
Accrued expenses and other current liabilities	522,378	644,782	92,203
Accrued payroll and welfare	179,693	189,904	27,156
Amount due to related parties	109,730	178,224	25,486
Total current liabilities	1,306,991	1,903,158	272,149
Non-current liabilities:
Operating lease liabilities, non-current	79,934	70,031	10,014
Deferred tax liabilities	9,244	2,352	336
Total non-current liabilities	89,178	72,383	10,350
TOTAL LIABILITIES	1,396,169	1,975,541	282,499
TOTAL SHAREHOLDERS' EQUITY	3,694,552	3,990,403	570,620
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,090,721	5,965,944	853,119

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	4,460,603	5,831,223	833,854	14,844,416	19,379,932	2,771,293
Net service revenues	388,720	422,968	60,484	1,483,984	1,668,324	238,567
Operating (expenses) income (1)(2)
Merchandise costs	(3,905,118)	(5,032,320)	(719,612)	(13,086,418)	(16,699,982)	(2,388,066)
Fulfillment expenses	(396,948)	(483,139)	(69,088)	(1,382,273)	(1,761,718)	(251,922)
Selling and marketing expenses	(376,421)	(464,083)	(66,363)	(1,367,028)	(1,653,702)	(236,476)
General and administrative expenses	(91,111)	(59,966)	(8,575)	(306,782)	(275,008)	(39,326)
Research and development expenses	(56,973)	(62,618)	(8,954)	(210,364)	(243,912)	(34,879)
Other operating income, net	30,352	19,575	2,799	53,434	42,241	6,040
Income from operations	53,104	171,640	24,545	28,969	456,175	65,231
Interest expense	(2,684)	(1,152)	(165)	(15,016)	(6,038)	(863)
Interest income	6,250	628	90	26,861	20,503	2,932
Other income (loss), net	49	(8,344)	(1,193)	(41,256)	(10,342)	(1,479)
Income (loss) before income taxes and share of loss in equity method investments	56,719	162,772	23,277	(442)	460,298	65,821
Income tax benefits (expenses)	32,341	(16,284)	(2,329)	56,877	(56,749)	(8,115)
Share of loss in equity method investments	(11,636)	(16,153)	(2,310)	(64,664)	(67,261)	(9,618)
Net income (loss)	77,424	130,335	18,638	(8,229)	336,288	48,088
Net income (loss) per ordinary share:
Basic	0.48	0.81	0.12	(0.05)	2.08	0.30
Diluted	0.48	0.80	0.12	(0.05)	2.07	0.30
Weighted average number of shares used in calculating net income (loss) per ordinary share
Basic	160,450,396	161,005,931	161,005,931	161,618,799	161,315,074	161,315,074
Diluted	162,384,444	162,019,666	162,019,666	161,618,799	162,191,874	162,191,874
Net income (loss)	77,424	130,335	18,638	(8,229)	336,288	48,088
Foreign currency translation adjustments	14,539	2,353	336	7,356	(3,496)	(500)
Total comprehensive income (loss)	91,963	132,688	18,974	(873)	332,792	47,588

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(Amounts in thousands)

	Three months ended December 31,			Years ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(4,657)	(2,965)	(424)	(20,649)	(14,222)	(2,034)
Selling and marketing expenses	(12,066)	(1,424)	(204)	(68,858)	(9,676)	(1,384)
General and administrative expenses	(13,706)	(2,415)	(345)	(59,630)	(17,738)	(2,537)
Research and development expenses	(3,993)	(2,298)	(329)	(17,604)	(11,241)	(1,607)
(2) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(43,850)	(780)	(112)	(213,004)	(45,952)	(6,571)
Research and development expenses	(43)	—	—	(1,024)	—	—

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	53,104	171,640	24,545	28,969	456,175	65,231
Add:
Share-based compensation expenses	34,422	9,102	1,302	166,741	52,877	7,562
Amortization of intangible assets resulting from assets and business acquisitions	43,893	780	112	214,028	45,952	6,571
Adjusted income from operations (non-GAAP)	131,419	181,522	25,959	409,738	555,004	79,364
Net income (loss)	77,424	130,335	18,638	(8,229)	336,288	48,088
Add:
Share-based compensation expenses	34,422	9,102	1,302	166,741	52,877	7,562
Amortization of intangible assets resulting from assets and business acquisitions	43,893	780	112	214,028	45,952	6,571
Less:
Tax effects of amortization of intangible assets resulting from assets and business acquisitions	(32,855)	(116)	(17)	(58,414)	(6,892)	(986)
Adjusted net income (non-GAAP)	122,884	140,101	20,035	314,126	428,225	61,235
Adjusted net income per ordinary share (non-GAAP):
Basic	0.77	0.87	0.12	1.94	2.65	0.38
Diluted	0.76	0.86	0.12	1.91	2.64	0.38
Weighted average number of shares used in calculating net income per ordinary share
Basic	160,450,396	161,005,931	161,005,931	161,618,799	161,315,074	161,315,074
Diluted	162,384,444	162,019,666	162,019,666	164,374,271	162,191,874	162,191,874